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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
             Information Statement Pursuant to Rules 13d-1 and 13d-2

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                              ARK RESTAURANTS CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                   040712 101
                  --------------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO.  302747  10  0                 13G                   Page 2 of 5 Pages
                                         ---



1.       Name Of Reporting Person
         S.S. or I.R.S. Identification No. Of Above Person

                  Michael Weinstein  ###-##-####
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2.       Check The Appropriate Box If A Member Of A Group*
                                                                         (a) [ ]
                 N/A                                                     (b) [ ]
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3.       Sec Use Only


--------------------------------------------------------------------------------


4.       Citizenship Or Place Of Organization

                  United States of America
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Number of Shares Beneficially
Owned by Each Reporting Person With

         5.       Sole Voting Power

                                    983,488
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         6.       Shared Voting Power

                                     45,500
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         7.       Sole Dispositive Power

                                    983,488
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         8.       Shared Dispositive Power

                                    45,500
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 9.      Aggregate Amount Beneficially Owned By Each Reporting Person

                                    1,028,988

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10.      Check Box If The Aggregate Amount In Row 9 Excludes Certain Shares*
                                                                             [ ]

--------------------------------------------------------------------------------

11.      Percent Of Class Represented By Amount In Row 9

                                    32.2%
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12.      Type Of Reporting Person*

                                    IN
--------------------------------------------------------------------------------



                      *SEE INSTRUCTION BEFORE FILLING OUT!

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                                                               Page 3 of 5 Pages


                                  SCHEDULE 13G



Item 1(a).                       Name of Issuer:
                                      Ark Restaurants Corp.

Item 1(b).                       Address of Issuer's Principal Executive Office:
                                      85 Fifth Avenue
                                      New York, New York 10003

Item 2(a).                       Name of Person Filing:
                                      Michael Weinstein

Item 2(b).                       Address of Principal Business Office:
                                      85 Fifth Avenue
                                      New York, New York 10003

Item 2(c).                       Citizenship:
                                      United States of America

Item 2(d).                       Title of Class of Securities:
                                      Common Stock, par value $.01 per share.

Item 2(e).                       CUSIP Number:
                                      040712 101

Item 3.                          Not Applicable.

Item 4.                          Ownership.

                                 (a)    Amount beneficially owned:  1,028,988
                                 (b)    Percent of Class:  32.2%
                                 (c) Number of shares as to which such person has:
                                        (i)   sole power to vote or to direct
                                              the vote: 983,488
                                        (ii)  shared power to vote or to direct
                                              the vote: 45,500
                                        (iii) sole power to dispose of or to
                                              direct the disposition of: 983,488
                                        (iv)  shared power to dispose or to
                                              direct the disposition of: 45,500

Item 5.                          Not Applicable.



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                                                               Page 4 of 5 Pages

 Item 6. Ownership of More than Five Percent on Behalf of Another Person:


                                 Of the 45,500 shares as to which Mr.
                                 Weinstein has shared voting and disposition power, 33,500 shares are owned by The Weinstein Foundation, a private foundation for which Mr. Weinstein acts as co-trustee and which is entitled to receive dividends and the proceeds of sale with respect to such shares, and 12,000 shares are owned by his wife as custodian for his children under the Uniform Gifts to Minors Act. As custodian, Mr. Weinstein's wife is entitled to receive dividends and the proceeds of sale with respect to such shares.

Item 7.                          Not Applicable.

Item 8.                          Not Applicable.

Item 9.                          Not Applicable.

Item 10.                         Not Applicable.







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                                                               Page 5 of 5 Pages

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.


Dated:  February 9, 1996




                                                   /s/ Michael Weinstein
                                                   ----------------------------
                                                   Michael Weinstein, President


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